Province of British Columbia
British Columbia Securities Commission

03050734

82-3378

SUPPL

FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS	ISSUER TELEPHONE NO.	FOR QUARTER ENDED	DATE OF REPORT
CON-SPACE COMMUNICATIONS LTD. website: www.con-space.com	(604) 244-9323	March 31, 2003	May 7, 2003

ISSUER'S ADDRESS	PROVINCE	POSTAL CODE
505 - 5600 Parkwood Way, Richmond	British Columbia	V6V 2M2

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.:
Gloria J. Gordon ggordon@con-space.com	Controller	(604) 244-9323

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

CERTFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

T. A. (Terry) Ibbetson	T. A. (Terry) Ibbetson	May 7, 2003
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED
James L. Swanson	James L. Swanson	May 7, 2003
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED



Safety in Communication®

Financial Support Discussion
Quarterly Report ended March 31, 2003
Unaudited

Schedule A - Financial Statements

Attached are the following Financial Statements and their comparisons to the equivalent period a year earlier:

- Balance Sheet
- Income Statement
- Cash Flow Statement
- And the Notes to the Financial Statements

Schedule B – Supplementary Information

Included herein or within the Notes to the Financial Statements are various items relating to the business including:

- A breakdown of major expenditures such as:
  - Deferred Development Costs
  - General and Administrative Expenses;
- A Statement of Aggregate Expenditures made to parties not at arm's length:
  - CON-SPACE Communications Ltd. has made payments to Ridel Investments Ltd., a Company controlled by two directors, of $136,800;
- A breakdown of Cost of Inventory and Cost of Goods Sold of $1,943,474:

	Period Ended Mar 31, 2003 $	Period Ended Mar 31, 2002 $
Beginning Inventory	699,923	600,268
Purchase, Parts & Supplies	1,578,186	887,151
Direct Labour & Overhead	356,034	297,942
TOTAL INVENTORY	2,634,143	1,785,361
Less Ending Inventory	884,704	687,339
Cost of Goods Sold	1,749,439	1,098,022
Commission	194,035	115,888
Cost of Goods Sold and Commission	1,943,474	1,213,910

1. See Financial Statements

2. See Financial Statements (Note 8)

3. a) See Financial Statements (Note 7)

b) Options outstanding end of period:

Name	Number	Expiration date
Terence A. Ibbetson, director	200,000	April 22, 2004
James L. Swanson, director	200,000	April 22, 2004
Vincent L. Ready, director	50,000	April 22, 2004
Eric J. Harris, director	50,000	April 22, 2004
Employees	201,000	April 22, 2004
	701,000	

4. a) See Financial Statements (Note 7)

b) See Financial Statements (Note 7)

c) See Financial Statements (Note 7)

d) See Financial Statements (Note 7)

5. List of Directors:

Terence A. Ibbetson
James L. Swanson
Vincent L. Ready
Eric J. Harris

List of Officers

Gloria J. Gordon, Controller
Terence A. Ibbetson, President
Rosalind C. Nishi, Administration Manager
James L. Swanson, Chairman

Schedule C – Management Discussion

1. CON-SPACE business:

The Company is engaged primarily in the development, manufacturing and marketing of a line of Industrial Communication products. Many of its products are used in noisy, hazardous and confined spaces while others are used to simplify and improve communication through two-way radios. Its products consist of both Hard-line and Two-way Radio Accessory equipment. Business is conducted through domestic and international divisions and subsidiaries.

The Company, an ISO-9001 certified designer and manufacturer supplying industry, governments, fire departments, police, rescue teams and the military worldwide.

All branches of the military within the United States as well as many militaries around the world are major customers of the Company and numerous projects are underdevelopment with many separate military groups.

The Company also has a growing number of OEM (Original Equipment Manufacturers) customers that have CON-SPACE products built and Private Labeled to their specifications, which they market to their customers under their own label. This expanding OEM business is part of the Company's long-term growth strategy as is the military business.

2. Discussion on Financial Statements:

The 3rd quarter ended March 31, 2003, proved to be a continuing quarter of growth for CON-SPACE setting new records for sales and profits. The upward rise in traditional business, continuing growth of OEM (Original Equipment Manufacturer) and 'Private Label' business as well as strong British sales contributed to this healthy growth.

The first three-quarters of fiscal 2003 showed a continued high growth rate closing with year-to-date sales of $3,805,793, a 76.2 percent increase over the $2,159,494 in sales for the same period last year. The net profit increased as a result, jumping to a record breaking $755,751, or $0.09 per share earnings. This compares to a net profit of $64,789, or $0.01 one year ago.

Sales for the third quarter were $1,886,498 giving a 167.0% increase over the $706,514 for the same quarter a year ago. Operating expenses for the third quarter were $394,478 compared to last year's second quarter of $312,173. For the first three-quarters of fiscal 2003 ended March 31, 2003 operating expenses closed at $1,090,629 up 17.8% from $926,250 one year earlier.

Resulting operational profits (before amortization, depreciation and taxes) were $478,877 or $0.05 per share for the third quarter and $815,700 or $0.09 per share for the first three-quarters of fiscal 2003 compared to last year's third quarter operating profit of $25,373 or $0.00 per share and the first three-quarters operating profit of $179,469 or $0.02 per share.

Net profit for the third quarter, ended March 31, 2003, closed at $458,886 or $0.05 per share giving a first three-quarters net profit of $755,751 or $0.09 per share. This compares to last year's third quarter net loss of $13,823 or $(0.00) per share and a first three-quarters net profit of $64,789 or $0.01 per share. The result is a 1,066.5% improvement in net profit this year over last.

Final review of the third quarter, shows that the cost cutting efforts put into effect in the spring of 2001, along with the continued dedicated efforts for sales growth, combined to produce a very strong growth quarter in a continuing down economy. The Company feels continued growth is apparent as orders continue to flow in at an unprecedented rate.

3. Major Expenses, Accounts Receivables, Inventory, and any unusual variances to Sales, Cost of Goods Sold, Foreign Exchange or Amortization:

Corporate liability insurance costs have increased substantially as a result of terrorist events that have occurred worldwide during the past year and a half. Insurance costs in the third quarter increased by $9,022 over the previous year of $5,950 to $14,972. Year to date expense totals $39,286, a 129.9% increase over the previous year to date total of $17,085. Bad debts expense increased to $31,304 year to date compared to 2002 of $(2,168) as the result of one bad account, on which it is still expected that collection will be made.

Accounting and office supplies and computer expenses increased by $9,941 to $26,935 during the third quarter of 2003 over the previous year of $16,994, partially as the result of a reclassification of expenses recorded to production expenses in the second quarter 2003. Year to date expenses in these areas has actually only increased by 3.6% to $56,904, over the previous year's $54,942.

The controllable expenses of advertising, travel and trade show activities increased in the third quarter 2003 as a result of the increased efforts to bring market awareness to the company's product line. These costs increased by $12,897 to $39,950, in the third quarter of 2003 over the previous year of $27,053. Year to date expenses total $103,264 a 54.4% increase over the previous year's $66,856.

4. Major Contracts obtained or cancelled:

The Company entered into a license agreement with Vital Sound, Inc. of the United States, to manufacture and distribute worldwide, a new product called the "Vital Sound". Vital Sound, Inc. is the patent holder for this devise and the Company did the design work on the product. This product began being marketed in April of 2002.

As indicated in other areas of this report a major order from the British Army was received in August and as of October 25, 2002 a little over $300,000, slightly more than 50 percent of the order was shipped to them. The balance was requested to ship early and was delivered to the British Army at the end of January 2003.

The company received another major order from the UK - Fire Inspectroate for a total of $525,000 during the month of March. This order follows the order from the same customer for $112,000 received in January 2003. All product was shipped and billed prior to the end of the third quarter. Accounts receivable receipt for these orders were all collected prior to the end of April.

The private labeling OEM continues to grow with a new contract for new product' the EZ-RADIOCOM II, for Tyco-Scott. Product has completed design and initial production and the first shipment is now being delivered to Tyco-Scott.

Other Major projects with the US Navy continue to be worked on, including the use of the Company's equipment in Gas Free Environments. Eighteen pages of the Navy and Marine new training documentation are dedicated to the CON-SPACE equipment and its use.

Numerous other military projects are in process as are negotiations on a number of other OEM contracts.

5. Financings and Use of Proceeds:

Private placement investments into the Company of $23,250 took place during the second quarter of fiscal 2003, and a further $204,050 in the third quarter. Employ stock options of $6,300 were exercised in the third quarter and a further $7,700 to date in the fourth quarter. These funds are been used to increase the company's inventory and manufacturing personnel. The Company is still continuing its search for additional capital.

6. Investor Relations activities:

The Company brought on board the services of Canadian Nexus Ventures Ltd. at a cost of $4,000 per month to assist in handling its Investor Relation activities to assist the Company in its contact with its shareholders. This arrangement was established in February 2003. The cost of outside Investor Relation activities falls under the classification of consultants. The Company is now beginning to promote itself as an investment opportunity to the investment market. Minimal funds were expended in the third quarter of fiscal 2003 in an effort to attract investors and institutional investors to the Company. An amount of $11,000 was spent in the preparation of documents for the presentation of the Company to institutional investors. Other expenses on Investor Relations activities during the three-quarters were the preparation and mailings of Shareholder reports, newsletters and notice for the Annual General Meeting on November 14, 2002.

Public Company Expenses relate to filing, sustaining, SEDAR and legal fees.

7. Related Party transactions:

The Company entered into a management agreement dated June 30, 1991 for management services at $15,200 per month to Ridel Investments Ltd., a Company controlled by two directors. This agreement remains in effect in its original format and at its original amount.

During October 2002, two directors received 40,000 common shares at a deemed value of $0.10 per share as compensation for providing personal guarantees for bank indebtedness.

There were no related party transactions other than in the normal business of selling products to different operating divisions for resale within their respective territories.

8. Legal Proceedings, Contingent Liabilities, Defaults and concerns with Working Capital:

   Management is not aware of any current or pending legal proceedings, contingent liabilities nor is it in default of any of its contractual commitments, other than as presented herein.

   Working capital has improved substantially in the last few months as the effects of major orders concluded during the three-quarters and the respective accounts receivable were collected. However, expenses still remain under tight control and the Company continues to look for further private placement investment to allow for an increase in research and development, manufacturing staff and sales promotion.

   On January 4, 2001 CDNX approved a five-year extension to the Company's escrow shares. The expiry date was set at December 31, 2006. The Company later applied for and received approval in February 2002 on the conversion of the escrow shares to a time-release formula. The time release began in December of 2002. More recently the TSX Venture Exchange has decreased the time release from six years to three.

   The Company has been working with its banking representatives and has been moved back into regular credit. As of the end of March 2003 the Company has successfully reestablished a $400,000 line of credit with its bank.

9. Other relevant items that may impact the Company, Special Resolutions, Senior Management Changes, Acquisitions or Dispositions:

   CON-SPACE Communications Ltd. was officially granted Tier 1 status on the Toronto Venture exchange in January 2003. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

   CON-SPACE is recognized worldwide as the leading designer and manufacturer of specialized voice communication equipment used by Police, Fire, Rescue, Government Agencies, Militaries, Municipalities and general industry. The Company has distribution throughout North America, Great Britain, Australia, and parts of Asia, South America, and Europe. The Company also supplies many other manufacturers with Private Labeled products. Its products were used to make initial contact with the nine trapped miners in the Pennsylvania coal mine disaster of last July and successfully contributed to their rescue.

   During fiscal 2000 a new Company, CON-SPACE Technologies Inc., was incorporated to take over all manufacturing as of July 1, 2000 but the actual date of start up has been postponed due an attempt to keep expenses to a minimum.

10. Items subsequent to the quarter close:

    a. The Bank of Montreal has granted a short-term loan for $91,000 for the completion of an order for $175,000 to an OEM customer. This loan will be repaid in early May.

b. The Company's Directors passed a resolution in October 2002 that allows the Company to develop internal Corporate Policies and Procedures to provide for adequate internal monitoring to insure reliable reporting information to the investing public. This new procedure manual is now underdevelopment.

c. The Company's Directors passed a resolution in April 2003 to allow the company to establish an Incentive Stock Option Plan for its staff.

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 9 MONTHS ENDED MARCH 31, 2003

(PREPARED BY MANAGEMENT)

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEET MARCH 31, 2003 & JUNE 30, 2002
(Prepared by Management)

	March 31 2003 $	June 30 2002 $
ASSETS		
CURRENT ASSETS		
Cash	(22,925)	26,789
Accounts Receivable (Note 9)	1,518,807	505,703
Inventory (Note 4)	884,704	699,923
Prepaid Expenses	38,708	22,673
	2,419,294	1,255,088
CAPITAL ASSETS (Note 5)	188,058	208,651
DEFERRED DEVELOPMENT COSTS (Note 6)	7,631	30,524
INCOME TAX RECOVERIES	51,298	51,298
	2,666,281	1,545,561
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	627,342	484,465
Bank Indebtedness (Note 9)	384,256	288,372
Current Portion LTD (Note 10)	308,303	211,002
	1,319,901	983,839
LONG TERM DEBT		
Loans (Note 10)	327,650	533,522
	1,647,551	1,517,361
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	2,318,565	2,083,786
DEFICIT- Beginning of the year	(2,055,586)	(2,262,754)
Earnings (Deficit)	755,751	207,168
End of period	(1,299,835)	(2,055,586)
	2,666,281	1,545,561

APPROVED BY THE DIRECTORS

T. A. Ibbetson, President

James L. Swanson, Chairman

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIODS ENDED MARCH 31, 2003 & MARCH 31, 2002
(Prepared by Management)

	3 months ended Mar 31, 2003 $	YTD ended Mar 31, 2003 $	3 months ended Mar 31, 2002 $	YTD ended Mar 31, 2002 $
SALES	1,886,498	3,805,793	706,514	2,159,494
COST OF GOODS SOLD	1,047,068	1,943,474	414,213	1,172,815
GROSS MARGIN	839,430	1,862,319	292,301	986,679
OTHER INCOME - Other (Note 12)	---	---	45,015	45,551
- Foreign Exchange	33,925	44,010	230	73,489
	873,355	1,906,329	337,546	1,105,719
OPERATING EXPENSES				
Accounting and Legal	7,503	19,609	7,243	25,121
Advertising and Promotion	23,944	45,922	13,446	32,443
Bad Debts	32,788	31,304	36	(2,168)
Insurance	14,972	39,286	5,950	17,085
Interest and Service Charges	32,949	112,275	26,226	112,567
Management & Consulting Fees	40,481	130,223	40,248	117,293
Miscellaneous	(173)	185	681	1,397
Office Rent	16,845	42,585	14,369	45,325
Office Supplies & Computer	19,432	37,295	9,751	29,821
Postage and Courier	7,197	19,596	7,989	12,930
Production Expenses	3,083	32,190	11,210	15,743
Regulatory and Filing Fees	9,413	23,559	5,984	21,339
Salaries, Wages and Benefits	137,263	418,195	129,999	390,771
Telephone	6,143	18,770	6,306	17,927
Travel and Accommodation	13,574	40,535	8,934	23,051
Trade Shows	2,432	16,807	4,673	11,362
Utilities	1,927	4,208	1,650	4,257
Repair & Maintenance	3,070	8,336	1,832	6,908
Vehicle Expenses	21,635	49,749	15,646	43,078
	394,478	1,090,629	312,173	926,250
OPERATING INCOME (LOSS)	478,877	815,700	25,373	179,469
DEPRECIATION/AMORTIZATION	(19,991)	(59,949)	(39,196)	(114,680)
NET INCOME (LOSS)	458,886	755,751	(13,823)	64,789
DEFICIT, BEGINNING OF PERIOD	(1,998,565)	(2,055,586)	(2,184,142)	(2,262,754)
DEFICIT, END OF PERIOD	(1,539,679)	(1,299,835)	(2,197,965)	(2,197,965)
OPERATING INCOME PER SHARE	0.05	0.09	0.00	0.02
NET INCOME PER SHARE	0.05	0.09	(0.00)	0.01

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2003 & MARCH 31, 2002
(Prepared by Management)

	3 months ended Mar 31, 2003 $	YTD ended Mar 31, 2003 $	3 months ended Mar 31, 2002 $	YTD ended Mar 31, 2002 $
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
NET PROFIT (LOSS)	458,886	755,751	(13,823)	64,789
Plus Amortization	19,991	59,949	39,196	114,680
	478,877	815,700	25,373	179,469
Net changes in non-cash operating accounts				
Accounts Receivable	(1,034,000)	(1,013,104)	24,846	32,156
Inventory	(1,347)	(184,781)	(55,383)	(87,072)
Prepaid Expenses	11,948	(16,035)	(5,550)	(15,761)
Accounts Payable	248,779	142,877	59,612	1,200
Operating Bank Loan	36,909	95,884	(18,726)	(132,672)
	(258,834)	(159,459)	30,172	(22,680)
INVESTING ACTIVITIES				
Acquisition of Capital Assets	(6,927)	(16,463)	(32,158)	(51,241)
Increase in deferred product development costs	---	---	---	---
	(6,927)	(16,463)	(32,158)	(51,241)
FINANCING ACTIVITIES				
Deferred Financing Costs	---	---	---	---
Loan Long Term	(53,466)	(108,571)	(25,960)	(3,699)
Issuance of Share Capital	207,529	234,779	---	---
	154,063	126,208	(25,960)	(3,699)
INCREASE (Decrease) IN CASH	(111,698)	(49,714)	(27,946)	(77,620)
CASH, Beginning in period	88,773	26,789	(11,040)	38,634
CASH, End of period	(22,925)	(22,925)	(38,986)	(38,986)

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002

(IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS

The Company is engaged primarily in the development, manufacture and marketing of a line of industrial safety communications products for use primarily in hazardous and confined spaces. Business is conducted through domestic and international divisions and subsidiaries. The Company supplies industry, government, fire departments, rescue teams and the military.

These financial statements have been prepared under the assumption that the Company will continue in operation for the foreseeable future. The Company's ability to continue operations and fund research and development is dependent upon continued profitable operations and/or obtaining additional debt and equity financing.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, CON-SPACE TECHNOLOGIES INC., CON-SPACE COMMUNICATIONS INC., and CON-SPACE COMMUNICATIONS (U.K.) LTD. As at the report date, CON-SPACE TECHNOLOGIES INC. is inactive.

b) Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis.

c) Amortization of capital assets

Amortization is provided at the following annual rates. (Except in the year of purchase in which the Company uses ½ the normal rate.)

Tools and test equipment	20% Declining balance
Furniture and equipment	20% Declining balance
Computer equipment	30% Declining balance
Software	30% Declining balance
Vehicle	Straight line over five years
Trademarks and licenses	Straight line over life of trademark and licenses
Leasehold improvements	Straight line over five years

2. SIGNIFICANT ACCOUNTING POLICIES continued

d) Deferred product development

New product development costs, where the product has not gone into commercial production, including allocations for administration and overhead are recorded as period costs. Prior to 2000, certain costs were deferred and amortized on a straight-line basis over three to five years.

The unamortized balance of deferred costs, recorded in the balance sheet represent a carrying value that is being charged to income through amortization on a systematic basis. It does not necessarily, nor is it intended to represent, net recoverable value of the deferred costs, which is dependent on market conditions.

e) Foreign exchange

The Company's functional currency is the Canadian dollar.

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction rate for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

f) Trademarks

The Company has registered trademarks in Canada and the United States consisting of ***CON-SPACE, Safety in Communication*** and the **CON-SPACE** logo. ***CON-SPACE*** has also been registered in Australia. The costs of registration have been capitalized and are being amortized over the expected life of the trademarks.

g) Cost of goods sold

Cost of goods sold consist of materials, labor and overhead costs associated with the manufacture of the Company's products.

2. SIGNIFICANT ACCOUNTING POLICIES continued

h) Earnings per share

The Company adopted the new Canadian GAAP standard for calculating earnings per share as recommended by the Canadian Institute of Chartered Accountants. The new standard requires the use of the treasury stock method for computing diluted earnings per share, which assumes that any proceeds obtained upon exercise of options would be used to purchase common shares at average market price during the period. The adoption of this method did not have a material impact on the historical earnings per share.

Earnings per share is calculated using the weighted average number of shares outstanding during the year of 8,909,980 (2002 - 8,189,980).

Diluted earnings per share for the prior year has not been disclosed in these financial statements as the effect is anti-dilutive. Diluted earnings per share for the current year has been calculated based on 9,972,980 shares.

i) Related party transactions

Related party transactions are recorded at their exchange amounts which approximate fair market value.

j) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to allocation of overhead and other indirect costs to deferred product development costs, the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES continued

k) Risk management

The Company's customers are primarily outside of Canada. The Company does not hedge its foreign currency exposure and accordingly may be at risk for foreign currency price fluctuations. The Company is exposed to credit risks as a result of sales made to foreign customers. Credit risk is managed by dealing only with customers whose credit standing meet internally approved policies, and by ongoing monitoring of credit risk.

l) Future income taxes

The Company follows the "future income tax" method of recognition, measurement, presentation and disclosure of income and refundable taxes in an enterprise's financial statements. The fundamental principle of "future income taxes" is that an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. An extension of this fundamental principles is that in the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

m) Stock-based compensation

No compensation expense is recognized when stock options are issued to employees or directors as the exercise price for an option is the fair market value of the common shares on the grant date of the option. Any consideration received on the exercise of stock options is credited to share capital.

Under new guidelines issued by the Canadian Institute of Chartered Accountants, effective for the 2003 fiscal year, the Company will in future years report and record the fair value of stock based compensation and other stock based transactions where future share rights are included.

(IN CANADIAN DOLLARS)

3. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, bank indebtedness and accounts payable approximate their carrying amounts due to their immediate or short-term maturity.

The Company's carrying amounts for long-term debts approximates their fair values based on financing terms available to the Company on the measurement dates.

4. INVENTORIES

	Mar 2003 $	Mar 2002 $
Parts and supplies	277,837	104,691
Work in progress	210,719	163,033
Finished goods	396,148	419,615
	884,704	687,339

(See Note 9)

5. CAPITAL ASSETS

	Mar 2003 $			Mar 2002 $
	Cost	Accumulated Amortization	Net	Net
Tools and test equipment	149,919	98,251	51,668	55,057
Furniture and equipment	110,991	87,578	23,413	29,417
Computer equipment	132,060	105,240	26,820	24,603
Software	60,397	41,774	18,623	26,471
Vehicle	14,496	14,496	-	-
Trademarks and licenses	86,910	26,671	60,239	66,139
Leasehold improvements	38,512	31,217	7,295	5,967
	593,285	405,227	188,058	207,654

CON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002

(IN CANADIAN DOLLARS)

6. DEFERRED PRODUCT DEVELOPMENT COSTS

	Mar 2003 $	Mar 2002 $
Market development	145,361	145,361
Product development	1,643,494	1,643,494
Product safety approvals	70,680	70,680
	1,859,535	1,859,535
Less accumulated amortization	1,851,904	1,803,133
	7,631	56,402

Prior to 2001, the Company was engaged in the development of new product lines for which it capitalized related costs (Note 2(d)). During prior and current years, product development was primarily for enhancements to existing lines. Accordingly, research and development costs have been charged to current year operations.

7. SHARE CAPITAL

a) The authorized capital of the Company consists of 175,000,000 shares divided into:
   - i) 50,000,000 common shares without par value
   - ii) 20,000,000 second common shares without par value
   - iii) 5,000,000 Class "A" preferred shares with a par value of $0.001 per share
   - iv) 100,000,000 Class "B" preferred shares with a par value of $1.00 each

b) Issued

Common	2003 # of Shares	2003 $	2002 # of Shares	2002 $
Balance, beginning of year	8,189,980	2,083,786	8,189,980	2,083,786
Issued during year for cash:				
Finance fee i)	40,000	4,000	-	-
Investment ii)	93,000	23,250	-	-
Investment iii, iv, v)	482,000	207,529	-	-
	8,804,980	2,318,565	8,189,980	2,083,786

(IN CANADIAN DOLLARS)

7. **SHARE CAPITAL continued**

i) In October, 2002 the Company issued 40,000 common shares at a deemed value of $0.10 per share to two directors for providing personal guarantees for bank indebtedness.
ii) During the second quarter of 2003 fiscal the Company issued 93,000 common shares as private placements at a deemed value of $0.25 per share.
iii) During the third quarter of 2003 fiscal the Company issued 200,000 common shares as private placements at a deemed value of $0.25 per share and 237,000 common shares at a deemed value of $0.65 per share.
iv) During the third quarter of 2003 fiscal Company employees exercised 45,000 options at a deemed value of $0.14 per share.
v) Share issuance costs total $2,821 for the current year.

c) Director and employee stock options outstanding are as follows:

	Number of Options	Weighted average exercise price
Outstanding, beginning of year	746,000	$0.14
Options exercised	45,000	$0.14
Options expired	-	$0.00
Options granted	-	$0.00
Outstanding, end of period	701,000	$0.14

	Number of Options	Exercise Price	Expiry Date
Directors	500,000	$0.14	April 22, 2004
Employees	201,000	$0.14	April 22, 2004
	701,000		

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL continued

d) Escrow and restricted shares

In prior years, 2,650,000 common shares were held in escrow subject to release upon regulatory approval under an earn-out formula based on cash flow generated by the company. During the 2002 the escrow agreement was amended and the 2,650,000 common shares held in escrow will be released based on the following schedule:

- 5% on December 20, 2002, June 20, 2003, December 20, 2003 and June 20, 2004.
- 10% on December 20, 2004, June 20, 2005, December 20, 2005, June 20, 2005, December 20, 2006, June 20, 2007, December 20, 2007, June 20, 2008.

8. RELATED PARTY TRANSACTIONS

The Company entered into a management agreement dated June 30, 1991 for management services compensated at $15,200 per month to Ridel Investments Ltd., a company controlled by two Directors. This agreement is subject to an annual review by the Board of Directors.

During the year 2003, the Company issued 40,000 (2002 – Nil, 2001 - 81,494) common shares at a deemed value of $0.10 per share to compensate two directors for providing personal guarantees for bank indebtedness.

9. BANK INDEBTEDNESS

	Mar 2003 $	Mar 2002 $
Bank indebtedness	384,256	288,449

Bank of Montreal line of credit in the amount of $320,000 with interest charged at the bank's prime rate plus 2%. All amounts greater than the limit incur interest at 21%.

To secure the indebtedness, the bank has a general security agreement covering all assets of the Company with additional security covering inventory and accounts receivable together with an assignment of insurance proceeds on certain assets pledged.

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT

	Mar 2003 $	Mar 2002 $
Government of Canada: Western Economic Diversification Repayment terms: Monthly installment of $4,000 to June 1, 2003. Payments include interest at a floating rate currently at approximately 6.5% per annum. **(See (i) below)**	70,303	127,270
Bank of Montreal: (See Note 9 for security information) Demand loan bearing interest at prime plus 1% with monthly principal payments of $1,250 as well as lump-sum principal repayments of $10,000 on December 31, 2002 and $40,000 on June 30, 2003. **(See (i) below)**	68,750	93,750
Business Development Bank of Canada: Term loan with principal repayments as follows: $6,400 on January 23, 2003; 5 monthly payments of $6,500 commencing February 23, 2003; 12 monthly payments of $10,000 commencing July 23, 2003; 12 monthly payments of $11,000 commencing July 23, 2004; 6 monthly payments of $12,000 commencing July 23, 2005; $15,100 on January 23, 2006. Interest is payable monthly at 2% above the bank's floating base rate.	358,600	409,464
Additional Interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.7745% of its gross consolidated sales beginning July 23, 1998 **(see (i) below)**.		
Term loan with principal repayments as follows: $3,600 on January 23, 2003; 5 monthly payments of $3,500 commencing February 23, 2003; 12 payments of $7,000 commencing July 23, 2003; 6 payments of $7,300 commencing July 23, 2004. Interest on the outstanding principal is payable monthly at 4% above the bank's floating base rate.	138,300	164,100

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT continued

	Mar 2003 $	Mar 2002 $
Additional interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.0517% of gross consolidated sales. The additional interest is payable until December 23, 2004 or until the loan has been repaid **(see (i) below).**		
The loans from the Business Development Bank of Canada are secured by a general security agreement.		
Bank of Montreal: (See Note 9 for security information)		
Small business improvement loan bearing interest at prime plus 2.75%. Principal repayments are $1,496 per month commencing May 1, 1998.	-	19,448
Small business improvement loan bearing interest at prime plus 2.75% . Principal repayments are $1,666 per month commencing April 30, 1999.	-	17,286
	635,953	831,318
Less: current portion	308,303	263,070
	327,650	568,248

i) During 2002, the Company did not make monthly principal repayment as required for the loans from the Government of Canada and the Business Development Bank of Canada.

In September, 2002 the Company renegotiated repayment terms on the loans with the Business Development Bank of Canada and the Bank of Montreal. Payment terms were renegotiated with the Government of Canada in October, 2002. The change in repayment terms are reflected in these financial statements.

All debt service payments current under renegotiated terms.

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT continued

Estimated principal payments due in each of the next five years as at June 30, 2002:	$
2003	211,002
2004	260,622
2005	185,800
2006	87,100
2007 and thereafter	-
	744,524

11. COMMITMENTS

The Company has an operating lease commitment for office premises, requiring payments in each of the next five years as follows:

	$
2003	48,000
2004	48,000
2005	48,000
2006	48,000
2007	48,000

12. GOVERNMENT GRANTS

During the period the Company received Nil (2002 – Nil, 2001 - $44,178) in Canadian government grants for marketing and tradeshows attended in the United Kingdom. The grants have been offset against related costs.

13. COMPARATIVE FIGURES

Certain of the prior year figures have been reclassified to conform with current presentation.

14. SUBSEQUENT EVENTS

The Bank of Montreal returned Con-Space Communication to normal banking from "Special Accounts" and increased the credit facility available to a maximum of $400,000 on April 2, 2003.



Volume 11, Issue 3 May 2003

THIRD QUARTER NEWSLETTER & FINANCIAL REPORT

LETTER FROM MANAGEMENT - DRIVING TO SUCCESS

CON-SPACE is celebrating the end of another successful quarter. Third quarter sales rose to $1,886,498, from $1,127,000 in the second quarter, equating a 68% increase in the last three months. The company is also proud to announce a new monthly sales record of over one million dollars in March; 376% above that of March 2002. CON-SPACE is already 14% above the forecasted sales for the entire fiscal year and this is just the end of the third quarter.

CON-SPACE received positive exposure to the investment community during the month of March. On the 17th, the Toronto Venture Exchange approved the private placement of 237,000 units by an institutional investor. This is a major milestone because it shows that CON-SPACE has proven itself to be a company that is attractive to investors. In the week of the 31st Chairman Jim Swanson was featured as a guest on 'CEO-Files on the Mercury' - AGORACOM International Networks. An audience of 100,000 plus heard Jim on AGORACOM; Canada's largest investment discussion site.

The successes of CON-SPACE over the last quarter can be attributed to new sales opportunities, increased brand recognition and product maturity; strong factors that continue to spread awareness about CON-SPACE products across several industries. A larger number of companies within the industry are now calling on CON-SPACE for communication solutions, indicating that CON-SPACE is moving out of the educational phase of safety communications and into a recognized brand position as a reliable supplier of safety products.

Positive exposure and company dedication continue to be drivers in the growth and success of CON-SPACE Communications Ltd. The fiscal year has proven to be the most successful one where forecasted sales for the entire year has already been surpassed as of the end of the third quarter.

We are always thankful for your continued support and invite you to visit our offices at any time. Please take a moment also to visit our website at www.con-space.com.



CON-SPACE equipment was featured at various booths, including Lee & Associates Rescue Equipment at FDIC West 2003 in Sacramento, CA

INSIDE THIS ISSUE

CON-SPACE Builds Its Brand In A Time Of Intense World Activities



In March, the CON-SPACE subsidiary in the UK was awarded a contract with Her Majesty's Fire Service Inspectorate. The contract, valued at over $525,000(CDN), supplied equipment to the Search and Rescue teams throughout the greater London area. The order was shipped on schedule before the end of March. This requisition from the Fire Service Inspectorate is a reflection of the increase in demand for rescue communication equipment that aids in the aftermath of both man-made and natural disasters. Over the past 18 months the world has either witnessed or experienced numerous catastrophes (i.e. 9/11, Pennsylvania Mine Rescue), causing a growth in the demand for CON-SPACE products. This critical time-frame has given CON-SPACE considerable recognition in the rescue industry, and the Company continues to build its brand as a professional safety communication Firm.

CON-SPACE At FDIC In Indianapolis 2003

It proved to be another successful year for CON-SPACE at the annual Fire Department Instructors Conference (FDIC) this April. CON-SPACE once again sent two of its sales representatives to the conference, making it the 6th consecutive year in attendance for the Company. The conference was held from Thursday to Saturday in Indianapolis where CON-SPACE represented itself and showcased its products and literature.

Every year two days prior to the conference, there is an additional Hands-On Training (H.O.T.) program held for fire fighters. CON-SPACE also participates in this H.O.T. training every year by sending its products and representatives to train and educate the participants. As has been done for the last five years, Andy Ibbetson, Vice President of Manufacturing and Private Label Products was on hand to lend his expertise during the H.O.T. training exercises. As always it proved to be a successful preview of CON-SPACE prior to the FDIC and resulted in a heightened amount of interest about the products. It also encouraged further inquires to CON-SPACE representatives during the conference because the fire fighters had been trained on the products, and undoubtedly wanted to use them in their operations after realizing their usefulness during the H.O.T. training.

CON-SPACE received even more exposure when Crimson Fire featured the SR65i Radio Accessory on the new Elmenton, PA fire truck at the show. This created more positive word of mouth and a point of reference for other companies about the effectiveness and reliability of CON-SPACE products.



H.O.T. Training which, took place just prior to FDIC West in, Sacramento CA. Photo courtesy of Alan Jakobsen

Needless to say, the presence of CON-SPACE at the conference was a huge success. The Company's products received the attention of approximately 25,000 people in attendance, which led to over a hundred strong sales leads.

IN RELATED NEWS:

THE SARBANES-OXLEY ACT PUSHES MANAGEMENT TO FOLLOW SAFETY PROCEDURES

A new law instated by the Sarbanes-Oxley Act states that management is required to fully disclose all information that could potentially impact corporate value. This encompasses any type of operational risk, including health and safety compliance. Failure to manage OSHA and EPA regulations could result in a halt to operations and/ or an immense amount of harm to corporations. With enforcement of the new law, it will become apparent to relevant stakeholders whether or not a corporation is following regulations to keep the workplace safe for employees. The Act applies to publicly traded companies, but also has an impact on companies that do business with public corporations, such as contractors and subcontractors.

This is all good news to CON-SPACE, as their communication equipment meets and exceeds the requirements laid out by OSHA regulation. The requirement of established communication channels states that companies must provide effective communication between all levels of employees, and CON-SPACE products do just that.

CONFINED SPACES CAUSE MORE DEATHS IN BRITAIN

Employers in Britain are feeling pressure from Britain's Health and Safety Executive to enforce stronger regulation on confined space entry. There have been four confined space deaths in only four weeks, following a series of confined space deaths that occurred in recent months. Deaths that might have been prevented if CON-SPACE products were used.

Fatalities are occurring no matter how brief the entry into the confined space may be. Three of the four most recent deaths happened due to oxygen-deficient atmospheres, and the other was caused by use of a highly flammable liquid. All four of the fatalities occurred very soon after entry into the confined space. Other recent deaths include two employees being overcome by carbon monoxide fumes, and two painters who were overcome by paint fumes when painting in a confined space.

All of these examples are an excellent demonstration of the need for employers to review regulation about entry into confined spaces. It is also apparent that there is a need to increase knowledge among employees about the inherent dangers involved in confined space entry.

Although there are extensive employment standards under the UK's Confined Space Regulations of 1997, it seems that these safety measures are not always being followed. An employee should never enter a confined space unless absolutely necessary. If it is necessary, suitable rescue arrangements should be in place before the entry, including sufficient communication between the attendant and entrant.

In light of these events the need for safety communication equipment is becoming more of a reality in the United Kingdom's hazardous work environments. As the Health and Safety Executives continue to pressure employers to become more compliant with regulations, CON-SPACE products are readily available to allow employers to meet standards. In recent years CON-SPACE has played a more active role in the UK having set-up a subsidiary office in the region and asserting a stronger brand awareness in the overseas market.

TAKE A LOOK THROUGH OUR

NEW CUSTOMER LIST

- O RING & ASSOC
- AIRCRAFT SUPPLY
- CTR,Elizabeth City, NJ
- ANTEL COMPANY
- BARTLETT SERVICES
- BATAVIA , IL FIRE DEPT
- BLUE RIDGE RESCUE SUPPLIES
- BURKE CTY, NC FIRE MARSHAL
- CALVERT CLIFF
- NUCLEAR PLANT
- CARROLL CNTY EMA
- CFB ESQUIMALT
- CITY OF HENDERSON FD
- CITY OF SMRYNA, TN
- CITY OF SMYRNA, GA
- CITY OF VERNON, CA
- COBB CNTY FIRE DEPT
- COMMUNICATIONS ENG INC
- CONTRA COSTA CNTY FIRE
- CONWAY SC PUB UTILITIES
- DIXON IL
- EAGLE RIDGE HOSPITAL
- ELY, NV FIRE DEPT
- ELYRIA, OH MEDICAL CENTRE
- EMERGENCY MEDIAL PRODUCTS INC
- ENVIRONMENTAL & DEMOLITION SERVICES
- GE MANUFACTURING PLANT
- HAGOLSHIM
- INDUSTRIAL SAFETY SUP-CNTY OF SACRAMENTO WASTE
- WATER TREATMENT
- IPR PHARAMCEUTICALS
- IS&E COMPANY
- JEFFERSON CTY, AR - EMERGCY MGMT
- KANE FIRE & SAFETY
- LONG ISLAND COLLEGE HOSPITAL EMS
- MEDIC PLUS
- MONSANTO
- MORRO BAY, CA FD
- NAWCWPNS, CHINA LK, CA
- NEW LA DIST
- NEW YORK FD
- P&F ENVIRONMENTAL
- PA DEPT OF AGRI, Susquehanna PA
- PEARLRIDGE CENTER, HAWAII
- PELTOR COMM
- PROGRESSIVE INDUSTRIAL EQ-SINGAPORE
- ROCKWELL SCIENTIFIC CO
- RYAN & ASSOCIATES
- SAMSON INDUSTRIAL
- SANDWICH IL FIRE DPT
- SARALAND ALABAMA FD
- SEACOR MARINE
- SHELL (UK) LTD
- SPRINGFIELD IL FD
- ST LOUIS MO SEVER DIST
- ST VINCENT
- CHARITY HOSPITAL
- STATE OF GEORGIA EMS
- SYMBOL TECHNOLOGIES
- TRIDENT REFIT FACILITY
- UK - AVON POLICE
- UK - FIRE INSPECTROATE
- UK - LANDX MARINE
- UK - SERIDAN (AS)
- VANCOUVER POLICE DEPT
- VENTURA CA VALLEY WELL DRILLING
- VENTURA CNTY FPD
- VISALIA, CA FIRE DEPT
- WEST VALLEY CITY FD
- WINSTON SALEM NC RESCUE SQD

FINANCIAL CHARTS


THIRD QUARTER SALES COMPARISON
DOLLARS
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
FISCAL YEAR


ANNUAL SALES
DOLLARS
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
FISCAL YEAR

CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	Mar 31 2002	June 30 2002
ASSETS		
Current Assets	$2,419,294	$1,255,088
Capital Assets (Net Amortization)	188,058	208,651
Deferred Product Development	7,631	30,524
Future Income Tax Pay	51,298	51,298
Total Assets	$2,666,281	$1,546,561
LIABILITIES AND SHAREHOLDERS		
Current Liabilities	$1,319,901	$983,839
Long Term Debt	327,650	533,522
Shareholders' Equity	1,018,730	207,168
Total Liabilities and Equity	$2,666,281	$1,545,561

CONSOLIDATED INCOME STATEMENTS	Nine Month Period Ended Mar 31, 2003	Nine Month Period Ended Mar 31, 2002
Sales	$3,805,793	$2,159,464
Cost of Goods Sold and Commissions	(1,907,880)	(1,213,910)
Other Income	71,416	160,135
Operating Expenses	(1,090,629)	(926,250)
Operating Profit	815,700	179,469
Depreciation	(59,949)	(114,680)
Net Profit	$755,751	$64,789
	$0.09	$0.02
Net Operating Profit per Common Share	$0.09	$0.01

FINANCIAL REPORT

CON-SPACE PROFITS SKYROCKET 1066% On April 29, 2003 our Chairman, Jim Swanson, announced the results of the CON-SPACE third quarter. He told the press "Our first three-quarters of fiscal 2003 has shown continued phenomenal growth closing with year-to-date sales of $3,805,793. That is a 76.2 percent increase over the $2,159,494 in sales for the same period last year. Our net profit has skyrocketed as a result, jumping to a record breaking $755,751, that is $0.09 per share. This compares to a net profit of $64,789, or $0.01 one year ago. We have seen a 1,066.5 percent increase in profits year-over-year and all indications continue to point upwards well into the future."

Sales for the third quarter were $1,886,498 giving a 167.0% increase over the $706,514 for the same quarter a year ago. Operating expenses for the third quarter were $394,478 compared to last year's second quarter of $312,173. For the first three-quarters of fiscal 2003 ended March 31, 2003 operating expenses closed at $1,090,629 up 17.8% from $926,250 one year earlier. Resulting operational profits (before amortization, depreciation and taxes) were $478,877 or $0.05 per share for the third quarter and $815,700 or $0.09 per share for the first three-quarters of fiscal 2003 compared to last year's third quarter operating profit of $25,373 or $0.00 per share and the first three-quarters operating profit of $179,469 or $0.02 per share.

Net profit for the third quarter, ended March 31, 2003, closed at $458,886 or $0.05 per share giving a first three-quarters net profit of $755,751 or $0.09 per share. This compares to last year's third quarter net loss of $13,823 or $(0.00) per share and a first three-quarters net profit of $64,789 or $0.01 per share. The result is a 1,066.5% improvement in net profit this year over last.

Jim concluded the press meeting with reference to the staff of CON-SPACE, "We are so very proud of our staff, factory reps, dealers and distributors in showing what belief and conviction can do. It is through their efforts that the company's progress has been achieved."

Shareholder Relations
James L. Swanson
Chairman
Gloria Gordon
Controller

Investor Relations
Tel: (604) 244-9323
Tel: (800) 755-2528

Stock Transfer Agent
CIBC Melon Trust Company
1066 West Hastings
Ste. 1600 West Hastings
Vancouver, B.C. V6E 3X1

Corporate Head Office
505-5600 Parkwood Way
Richmond, B.C. V6V 2M2
Telephone: (604) 244-9323
(800) 546-3405
Fax: (604) 270-2138
(800) 546-3410

Directors
James L. Swanson
Chairman
Terence A. Ibbetson
President
Eric J. Harris
Director
Vincent L. Ready
Director

Trading Symbol CCB
Listed on the TSX Venture Exchange
U.S. Sec 12(g) Exemption No. 82-3378
Listed in Standard & Poor's

Website: www.con-space.com

Email: **info@con-space.com**
invest@con-space.com
sales@con-space.com

ADVERTISING DOLLARS WELL SPENT...

The advertising campaign for CON-SPACE in 2003 has been more successful than previously anticipated. After only a few months of implementation, the campaign has already generated close to 200 direct sales leads!

This success can be attributed to a more targeted and consistent advertising strategy, where ad placement is chosen carefully with consideration for circulation, readership and editorial themes.

For example, if you take a look at the ad to the right, you'll notice that it focuses on enforcing the laws regulating confined space, specifically the points dealing with communication. With the Sarbanes-Oxley Act (refer to page.3) having been passed, this ad communicates a strong message that becomes even stronger when placed in a publication like 'Compliance' magazine as was done in both the February and April issues.


HAVING COMMUNICATION IN CONFINED SPACE ENTRY IS THE LAW!
ARE YOU COMPLYING?
www.con-space.com
CON-SPACE Communications manufactures a complete line of Intrinsically Safe Approved Portable Communication Equipment for use in Confined Spaces. Works with facemasks of any make or model, as well as in Normal or Noisy Environments. The equipment provides Hands-Free, Safe and Reliable, Two-Way Voice Communication and Works Where Radios Don't. Be OSHA Compliant!
Call Us Today, 1-800-546-3405 or email us at: info@con-space.com
CON-SPACE
COMMUNICATIONS
Safety in Communication

HOW TO STAY IN TOUCH

May we send our News Releases directly to you? Please send your e-mail address to: **jswanson@con-space.com**

If you would like to speak to our Chairman directly please call Jim Swanson at: **(800) 755-2528 or (604) 244-9323**

You may also visit us online at: **www.con-space.com**

We welcome your comments, questions and suggestions.